QUETICO PARTNERS, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
As of December 31, 2015

(1) Nature of business and significant accounting policies

Nature of business – Quetico Partners, LLC (the Company) provides investment banking and financial advisory services to corporate clients. The member experiences limited liability to the extent of its capital balance.

A summary of the Company's significant accounting policies follows:

Cash – The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Accounts receivable – Accounts receivable are customer obligations due under normal trade terms requiring payment within 30 days of the invoice date. Unpaid accounts receivable which are past due are not charged a monthly service fee.

Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent. The Company's accounts receivable are generally unsecured. No allowance for doubtful accounts was considered necessary at December 31, 2015. If accounts receivable are determined uncollectible, they are charged to expense in the year that determination is made. Management reviews all accounts receivable balances and determines the appropriate course of action on a delinquent account.

Depreciation and amortization – Depreciation and amortization are computed by using straight-line methods over estimated useful lives of five to seven years.

Income taxes – The Company is not a taxpaying entity for federal and state income tax purposes. The Company's taxable income or loss is taxed on the member's income tax returns. No provision or liability for federal or state income taxes has been included in the financial statements.

The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues during the reporting period. Actual results could differ from those estimates.

(2) Property and equipment

Property and equipment consisted of the following as of December 31, 2015:

Computers and equipment	$	89,453
Leasehold improvements		38,392
Total cost		127,845
Accumulated depreciation		(66,372)
Property and equipment, net	$	61,473

(3) Leases

The Company leases its office facility under an operating lease. The lease expires on December 31, 2017 and provides for base annual payments of $62,400 over the term of the lease. The future minimum rental payments required under the operating lease are as follows:

Years Ending December 31,	
2016	$62,400
2017	62,400
Total	$124,800

(4) Net Capital requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. As of December 31, 2015, the Company had net capital of $525,626 which was $520,626 in excess of its required net capital of $5,000. The Company's net capital ratio was 13.6 to 1 as of December 31, 2015.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2015 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

(5) Concentrations

The Company has several contracts with clients that generate more than 10% of total annual revenues, while there are four clients that represent 80% of total revenue for 2015. One client represents 90% of the firms account receivable balance as of December 31, 2015.

(6) Subsequent Events

The Company has evaluated subsequent events occurring through February 22, 2016, the date that the statement of financial condition was available to be issued, for events requiring recording or disclosure in the Company's statement of financial condition.